SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements

(in millions except ratios)

	Thirteen Weeks Ended
	October 2, 1999	September 26, 1998(1)
Fixed charges and preferred stock dividend requirements:
Interest expense	$54	$52
Interest portion of rental expense	18	15

Total fixed charges before capitalized interest and preferred stock dividend requirements	72	67
Capitalized interest	3	2
Preferred stock dividend requirements(2)	5	6

Total fixed charges and preferred stock dividend requirements	$80	$75

Earnings available for fixed charges and preferred stock dividend requirements:
Income before income taxes	$354	$476
Less undistributed income in minority-owned companies	(2)	(1)
Add minority interest in majority-owned subsidiaries	9	8
Add amortization of capitalized interest	6	6
Add fixed charges before capitalized interest and preferred stock dividend requirements	72	67

Total earnings available for fixed charges and preferred stock dividend requirements	$439	$556

Ratio of earnings to fixed charges and preferred stock dividend requirements	5.5	7.4

(1)
In the first quarter of fiscal 1999, the Corporation recorded a pretax gain of $137 million in connection with the sale of its international tobacco operations.

(2)
Preferred stock dividends in the above computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.

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